Mail Stop 4561

December 19, 2006

Jonathan Ilan Ofir
8 Bond Street
Great Neck, NY 11021

> **Re: DCI USA, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30,**
> **2006 and September 30, 2006**
> **File No. 000-31143**

Dear Mr. Ofir:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Report of the Independent Registered Public Accounting Firm

1.   Tell us what consideration was given to SFAS 7 in determining whether the company should be considered a development stage enterprise.

Note 1 – Nature of Operations

2.	We note that on November 9, 2004, Direct Capital purchased 31,500,000 post-reverse stock split shares of the company's common stock, which represented 90% of the then outstanding common stock of the company. Explain to us how you accounted for this acquisition in your financial statements and your basis in GAAP that supports your accounting treatment. To the extent this transaction was not a business combination and instead represents the issuance of notes received in payment for the capital stock of the company, please tell us how you considered EITF 85-1 and SAB Topic 4E as it requires such receivables be treated as a deduction from stockholders' equity in the balance sheet.

Note 3 – Notes Receivable to Affiliates

3.	Based on disclosure in Note 2 to your financial statements, we note that no allowance has been recorded for the promissory notes made by Norman LLC, and that the due dates for these notes have been extended. Please clarify if you have received interest payments in accordance with the contractual terms under the arrangement. If not, advise us how you considered whether the amount due under the promissory notes was impaired and why. In addition, tell us what consideration was given to clarifying the value of the underlying collateral for these loans.

Note 4 – Investment in Bartram

4.	We note that the company sold its 80% ownership interest in Bartram to a shareholder and a 20% interest in a repurchase transaction. We note that as a result of these transactions the company has an outstanding note receivable and continues to hold equity interests in Bartram in the form of options. Please advise how you considered the guidance in SAB Topic 5E in recording the divestiture of this investment.

Note 5 – Notes Payable

Cornell Debenture

5.	We note on December 6, 2004 and March 1, 2005 the company issued a $250K principal amount convertible debentures to Cornell Capital Partners, L.P. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the secured convertible term notes is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. It appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note is not converted into a fixed number of shares. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Please advise.

Note 6 – Stockholders' Equity

6.   We note on December 6, 2004 that the company issued 200,000 shares of Series A Preferred Stock to Cornell Capital. We also note the Series A Preferred Stock is convertible into shares of the company's common stock at conversion ratios equal to the lesser of: (a) $1, or (b) $1 and all accrued but unpaid dividends divided by the average closing bid price of our common stock as quoted by Bloomberg L.P. for 20 trading days immediately preceding the conversion notice date. Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your Series A Preferred Stock.

Exhibits 31.1 and 31.2

7.   Reference is also being made to the company's Form 10-QSB for the periods ended March 31, 2006, June 30, 2006, and September 30, 2006. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Jonathan Ilan Ofir
DCI USA, Inc.
December 19, 2006
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief